SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brazil │20030-900 Migration to the Novo Mercado and Conversion of Class A1 and B1 Preferred Shares Rio de Janeiro, May 20, 2026 - AXIA Energia S.A. (the “Company” or “AXIA Energia”), in continuation of the material fact disclosed on February 18 and April 1, 2026, and the notices to shareholders disclosed on March 2, April 1, and May 5, 2026, hereby announces that B3 S.A. – Brasil, Bolsa, Balcão has approved, as of this date, the Company’s application for migration to the Novo Mercado, a listing segment that represents the highest standard of corporate governance in the Brazilian market. Accordingly, the Company will have exclusively common shares (“ON”), traded under the ticker symbol AXIA3, and Class C preferred shares (“PNC”), traded under the ticker symbol AXIA7, which are convertible or redeemable in their entirety by 2031. The Class “A1” preferred shares (“PNA1”) and Class “B1” preferred shares (“PNB1”) will be converted into ON shares at a ratio of 1.1 ON shares for each 1 PNA1 or PNB1 share, and the ADRs representing PNB1 shares (“PNB1 ADRs”) will be converted into ADRs representing ON shares (“ON ADRs”), at a ratio of 1.1 ON ADRs for each 1 PNB1 ADR. The Company hereby sets forth below the timeline¹ for the migration to the Novo Mercado: Date* Event* 06/05/2026 Conversion of PNA1 and PNB1 shares (last trading day for PNA1 and PNB1 shares) 06/08/2026 Commencement of trading of ON shares resulting from the conversion 06/10/2026 Credit of ON shares to former holders of PNA1 and PNB1 shares * The dates set forth for future events are estimates only and may be modified, extended, or accelerated at the sole discretion of the Company, without prior notice. Any changes to the timeline will be disclosed, as applicable, by means of a notice or announcement to be published on the websites of the Company, the CVM, B3, and, in accordance with SEC regulations, on the EDGAR Next website. Additionally, the Company clarifies that any fractional ON shares resulting from the conversion described above will be aggregated and sold through an auction on the stock exchange, and the net proceeds from such auction will be distributed proportionally to the shareholders holding such fractional interests. The applicable procedures and deadlines will be disclosed in due course by means of a Notice to Shareholders. Finally, AXIA Energia reaffirms that the migration to the Novo Mercado represents a significant step in the simplification of the Company’s capital structure, resulting in increased liquidity of its shares and the continued enhancement of its corporate governance practices. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.